

May 21, 2012

Via E-Mail

Michael E. Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

> **Re:** **P.F. Chang's China Bistro, Inc.**
> **Schedule TO-T filed May 15, 2012 by Wok Acquisition Corp., Wok Parent LLC, Wok Holdings Inc., and Centerbridge Capital Partners II, L.P.**
> **SEC File No. 005-54977**

Dear Mr. Lubowitz:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1.   We note that all of Purchaser, Parent and Wok Holdings were formed for the purpose of entering into the agreement with P.F. Chang's. We also note that the officers and directors of each entity listed above are employed by Centerbridge Partners. Thus, please provide us with your detailed legal analysis of why you believe Centerbridge Partners is not a bidder in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov).

Offer to Purchase

Acceptance for Payment and Payment for Shares, page 5

2.	Please revise the language in the last paragraph of this section that states that you will return unpurchased or untendered Shares "as promptly as practicable" to state that you will make such returns "promptly" as required by Rule 14e-1(c).

Certain Information Concerning P.F. Chang's, page 12

3.	Please revise the last sentence in the first paragraph of this section to remove the implication that the filing persons may disclaim responsibility for their own disclosure. Please apply this comment also to the first sentence of the section captioned "Background of the Offer" (page 20).

4.	With a view toward revised disclosure, please tell us why you determined to disclose only a summary of the projections you received from P.F. Chang's.

Source and Amount of Funds, page 16

5.	Please revise the first sentence of the third paragraph under the caption "Debt Financing" (page 18) to describe the Debt Commitment Letter terms instead of solely referring to the letter.

Certain Conditions of the Offer, page 50

6.	We note that your offer is subject to a financing condition defined as the Financing Proceeds Condition. We note that the offer is not completely financed and is subject to a financing condition. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987). Please apply this comment also to the Equity Financing, which is subject to the satisfaction or waiver of the Debt Financing.

7.	We note your disclosure on page S-iii that you do not believe your financial condition is relevant to a security holder's decision to tender. We note, however, that you have included a financing condition in your offer to purchase. Thus, please provide the disclosure required by Item 10 of Schedule TO for each bidder or your legal analysis why such disclosure is not required. For additional guidance, refer to instruction (b) to Item 10 of Schedule TO.

8.   We note that in the second full paragraph after the bullet points on page 51 you reserve the right to include or exclude, for purposes of determining whether the minimum tender condition has been satisfied, shares tendered pursuant to guaranteed delivery procedures. The provision has the effect of allowing the bidders to determine the satisfaction or failure of a condition in their own offer. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise.

9.   Please refer to the third paragraph after the bullet points on page 51 in which you refer to the "foregoing conditions" and then to the conditions of the Merger Agreement. Please revise to include all of the conditions to which the Offer is subject in the document delivered to security holders.

10.   We note the language in the last paragraph in this section that the bidders' failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

11.   With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Schedule I

12.   Please provide the disclosure required by general instruction C to Schedule TO with respect to Centerbridge.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

· the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions